As filed with the Securities and Exchange Commission on April 17, 2026

Registration No. 333-275123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLINK CHARGING CO.

(Exact name of registrant as specified in its charter)

Nevada	03-0608147
(State or other jurisdiction of incorporation or organization)	(IRS. Employer Identification Number)

17301 Melford Blvd

Bowie, Maryland 20715

(305) 521-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Battaglia

Chief Executive Officer

Blink Charging Co.

17301 Melford Blvd

Bowie, Maryland 20715

(305) 521-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

(212) 451-2300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-3 of Blink Charging Co., as amended (File No. 333-275123), initially filed on October 20, 2023 and declared effective by the Securities and Exchange Commission on November 2, 2023 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of Grant Thornton LLP with respect to its report dated March 31, 2026 relating to the financial statements and internal control over financial reporting of Blink Charging Co. contained in its Annual Report on Form 10-K for the year ended December 31, 2025 that is incorporated by reference in this registration statement (the “Consent”). The Consent is filed herewith as Exhibit 23.4. This Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement and the Consent. The prospectus, the at-the-market offering prospectus supplement and the balance of Part II of the Registration Statement are unchanged and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits.

Exhibit Number	Description

23.4*	Consent of Grant Thornton LLP.

*	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bowie, Maryland, on April 17, 2026.

BLINK CHARGING CO.

By:	/s/ Michael Battaglia
Michael Battaglia
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Battaglia and Michael Bercovich, and each or either of them, his or her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Battaglia	President and Chief Executive Officer and	April 17, 2026
Michael Battaglia	Director (principal executive officer)

/s/ Michael Bercovich	Chief Financial Officer (principal financial	April 17, 2026
Michael Bercovich	and accounting officer)

/s/ Ritsaart J.M. van Montfrans	Chairman of the Board	April 17, 2026
Ritsaart J.M. van Montfrans

/s/ Martha Crawford	Director	April 17, 2026
Martha Crawford

/s/ Jack Levine	Director	April 17, 2026
Jack Levine

/s/ Glen Moller	Director	April 17, 2026
Glen Moller